Lucinda K. Treat, Esq.
Executive Vice President and General Counsel
237 Park Avenue, 14th Floor
New York, NY 10017
Phone:       (212) 527-5180
    Fax:       (212) 527-4801
E-mail:       lucinda.treat@revlon.com

VIA EDGAR
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

January 9, 2014

Re:      Revlon, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 13, 2013
File No. 1-11178

Dear Ms. Blye:

Please find below the response of Revlon, Inc. (“Revlon” or the “Company”) to the Staff’s letter dated December 11, 2013 (the “Comment Letter”) relating to Revlon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.  For the Staff’s convenience, we have repeated each of the Staff’s comments in the Comment Letter below (in italic type) before each of Revlon’s responses, and numbered each of Revlon’s responses to correspond with the numbers of the comments in the Comment Letter.

General:

1.
In the 8-K filed August 5, 2013 you state that your wholly-owned operating subsidiary had entered into a Share Sale and Purchase Agreement dated August 3, 2013 to acquire the Colomer Group Participations, S.L. (“TCG”).  Clause 11.6.1 of the agreement, which was filed as Exhibit 2.1 of the 8-K, states that TCG agreed to “permanently cease all activity . . . including . . . any and all transactions or obligations to transact, directly or indirectly with Cuban . . . Persons” within 60 calendar days of the date of the agreement. It appears from this language that TCG may have had transactions with Cuban persons prior to your acquisition of TCG, and that these transactions may have continued for a period of time after the acquisition.  Additionally, on pages 31, 33, 34 and 38 of the 10-K you disclose sales in Latin America, Africa and the Middle East, regions that include Cuba, Sudan and Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Sudan or Syria, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements.  Your

January 9, 2014
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission

response should describe any services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

COMPANY RESPONSE TO COMMENT #1:

Revlon has not had in the past, does not have currently and will not have any business contacts with Cuba, Sudan or Syria (together, the “Sanctioned Countries”), for so long as they continue to be subject to sanctions under relevant U.S. export laws, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements, with the exception that Revlon, as permitted under relevant U.S. export laws, has instructed law firms to make ordinary course trademark filings on Revlon’s behalf with governmental entities in the Sanctioned Countries and has engaged local counsel to make the filings and paid nominal legal fees and applicable filing fees to such firms.  In each case, such trademark filings and related actions have been made solely to protect and preserve Revlon’s intellectual property rights and not to conduct other business operations in the Sanctioned Countries.  In all cases, U.S. economic sanctions laws permit these governmental intellectual property filings and related actions in the Sanctioned Countries. Revlon’s policy has been, and continues to be, that it will fully comply with all U.S. export laws and related sanctions.

On August 3, 2013, Revlon executed the Share Sale and Purchase Agreement (the “Purchase Agreement”) for the acquisition of TCG (the “Acquisition”).  Revlon closed the Acquisition on October 9, 2013 (the “Closing”).

Prior to the Closing, TCG was not controlled by a U.S. company, and therefore it was not required to comply with U.S. economic sanctions against Cuba; as a non-U.S. company, it also was not required to comply with U.S. economic sanctions against Sudan or Syria.  Revlon was aware that TCG, prior to the Closing, had made sales of certain beauty care products in Syria using certain “Revlon Professional” trademarks that TCG licensed from Revlon pursuant to a worldwide, royalty-free trademark license agreement entered into in March 2000, which included a specific covenant obligating TCG to comply with relevant U.S. export laws.  From time to time during the term of that license agreement, Revlon required TCG to confirm that TCG’s sales of licensed products were in compliance with relevant U.S. export laws, which TCG confirmed to Revlon.  Furthermore, Revlon did not receive any royalties or other direct or indirect revenue from such sales by TCG, and TCG's sales in Syria were de minimis, constituting far less than 1% of TCG’s annual net sales for each of the past three years.

During the due diligence phase of the Acquisition and prior to the signing of the Purchase Agreement on August 3, 2013, Revlon learned that TCG had also previously made certain de minimis sales, in compliance with relevant U.S. export laws, of certain beauty care products into Cuba, which sales by TCG constituted far less than 1% of TCG’s annual net sales for each of the past three years.

January 9, 2014
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission

In connection with the Closing, TCG was to become a wholly-owned subsidiary of Revlon and therefore would be required, once the Closing was complete, to comply with U.S. economic sanctions against Cuba.  In addition, as a matter of Revlon policy, TCG would be required to strictly comply with U.S. sanctions against the other Sanctioned Countries.  Accordingly, Revlon included provisions in the Purchase Agreement that required TCG, as a condition to and in advance of Closing, to: (1) permanently cease all activities with respect to the Sanctioned Countries; and (2) confirm in writing that all activities by TCG with respect to the Sanctioned Countries ceased prior to the Closing.

TCG did, in fact, cease all activities with respect to the Sanctioned Countries prior to the Closing and delivered to Revlon the written notice certifying the same prior to Closing.  Further, no such activity has continued after the Closing.  Revlon and its subsidiaries, now including TCG, do not have, and will not have, any contacts with the Sanctioned Countries for so long as they continue to be subject to sanctions under relevant U.S. export laws (other than the permissible trademark registration and renewal filings referred to above).

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms including the approximate dollar amounts of any associated revenues, assets, any liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

COMPANY RESPONSE TO COMMENT #2:

Revlon respectfully advises the Staff that, based on Revlon’s response to Comment #1, Revlon does not believe that there is any material investment risk to its security holders due to TCG’s pre-Closing activities with respect to the Cuba and Syria (all of which were in compliance with relevant U.S. export laws and all of which ceased prior to the Closing), whether analyzed on a quantitative or qualitative basis, because these activities were immaterial and de minimis.  For example, in each of 2012, 2011 and 2010, TCG’s net sales in each of Cuba and Syria never exceeded approximately $130,000, other than in 2012 during which TCG had net sales in Cuba of less than $300,000.  In each case such sales, both separately by country, as well as in the aggregate, constituted far less than 1% of TCG’s annual net sales for each such year. In addition, at no time during this period did TCG have any sales into Sudan.

In particular, Revlon took into consideration the following factors in reaching such conclusion:

January 9, 2014
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission

●
Any activities by TCG in the Sanctioned Countries prior to the Closing were not significant to any TCG business plan or strategy pre-Closing and, as a condition to the Closing, Revlon ensured that all such activities ceased prior to the Closing;

●
TCG’s immaterial and de minimis pre-Closing activities with respect to Cuba and Syria (which were not prohibited by relevant U.S. export laws given that TCG was a non-U.S., foreign-controlled company) permanently ceased prior to the Closing;

●
Revlon has not had, does not have and will not have any business contacts with any Sanctioned Countries, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements (other than the trademark filings discussed in Revlon’s response to comment #1); and

●
Revlon maintains a global legal compliance program and policies to ensure that it and its subsidiaries and distributors strictly adhere to U.S. trade laws, including the laws that restrict sales to the Sanctioned Countries.

In light of the foregoing, Revlon believes that there is no material investment risk, whether analyzed on a quantitative or qualitative basis, with respect to the Sanctioned Countries that would be material to an investor making an investment decision concerning Revlon’s outstanding securities.

In responding to the Staff’s Comment Letter, Revlon acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 9, 2014
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission

Thank you for your consideration of Revlon’s responses to the Staff’s Comment Letter and please do not hesitate to call the undersigned at (212) 527-5180; or Stacy J. Kanter, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497, if you have any questions or need any additional information.

Sincerely,

/s/ Lucinda K. Treat

Lucinda K. Treat, Esq.
Executive Vice President and General Counsel
Revlon, Inc.

cc:	Pamela Long
Assistant Director
Division of Corporation Finance

Stacy J. Kanter, Esq.
Partner
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: (212) 735-3497